Bianca M. Sierra T: (415) 693-2016 bsierra@cooley.com

November 18, 2006

Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Acquicor Technology Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed October 13, 2006
File No. 001-32832

Ladies and Gentlemen:

On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (File No. 001-32832) (“Amendment No. 1”), and are providing to you in hard copy form a copy of such amendment marked to show changes from the Preliminary Proxy Statement, filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2006 (the “Preliminary Statement”).

Amendment No. 1 is being filed in response to your letter dated November 9, 2006, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Preliminary Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

General Comments

1.
The basis for your comparative factual assertions and for your management’s beliefs must be clear from the text of the proxy statement or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Two

•	“Within its market segment, Jazz is well known, has a strong brand and is perceived as a leader in specialized process technology for high speed analog and mixed signal products.” (page 59)

•	“As the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has become increasingly disaggregated.” (page 112)

•	“To date, most independent foundries have focused primarily on standard CMOS processes instead of specialty process technologies.” (page 114)

Response: In response to the Staff’s comments regarding the first bullet point, the Company has revised the disclosure on page 60.

In response to the Staff’s comments regarding the second bullet point, we are supplementally providing the Staff with the hard copy of this response letter industry reports indicating that the semiconductor industry has become more disaggregated as the demand for foundry services continues to grow, due in large part to the increasing trend of integrated device managers, or IDMs, outsourcing manufacturing to foundries rather than manufacturing internally in order to keep production costs down. (See Support Docs A-1 and A-2)

In response to the Staff’s comments regarding the third bullet point, we are supplementally providing the Staff with the hard copy of this response letter an industry report showing that approximately 96% of global foundry services are derived from digital complementary metal oxide semiconductor processes, or CMOS, which the Company and Jazz Semiconductor, Inc. (“Jazz”) define as “standard process technologies.” The Company and Jazz define the term “specialty process technologies” to include advanced analog CMOS, radio frequency CMOS (“RF CMOS”), high voltage CMOS, bipolar CMOS (“BiCMOS”) and silicon germanium CMOS (“SiGe BiCMOS”) and bipolar CMOS double-diffused metal oxide semiconductor (“BCD”) process technologies. The data indicates that only 3.9% of global foundry services are derived from all other processes that are not the standard CMOS processes, including these specialty process technologies, illustrating that foundries have focused primarily on standard CMOS processes instead of specialty process technologies. (See Support Doc B)

2.
Please provide us with copies of market and industry data that you cite or rely on in your filing. For instance, on page 112 you state “[a]ccording to the Fabless Semiconductor Association, a trade organization, sales of semiconductors by fabless companies as a percentage of worldwide sales more than doubled from approximately 8% in 2000 to approximately 18% in 2005.” The copies of market and industry data should be appropriately marked, dated, and refer to the page number on which they are cited.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Three

Response: We are supplementally providing the Staff with the hard copy of this response letter, industry reports and data provided by independent research sources cited in the proxy statement, highlighting the relevant portions of such reports and data and indicating the pages in Amendment No. 1 where such data has been used. (See Support Docs C-1 and C-2)

3.
We note that you are submitting the following item to a vote: “To approve an amendment and restatement of the certificate of incorporation of Acquicor to change the name of Acquicor from Acquicor Technology Inc.’ to ‘Jazz Technologies, Inc.,’ to remove the Fifth Article, to restrict the Acquicor stockholders’ ability to act by written consent and to increase the authorized shares of common stock from 100,000,000 shares to 200,000,000 shares.” Please advise us why it is appropriate to bundle the written consent and authorized shares proposals. Refer to Rule 14a-4(a)(3) of the Proxy Rules and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004).

Response: In response to the Staff’s comment, the Company has revised the disclosure to present these amendments as separate proposals.

4.
Please provide us with copies of any materials prepared by or for the financial advisor in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions provided to the board of directors and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.

Response: We are supplementally providing the Staff with the documents requested under separate cover.

Letter to the Stockholders of Acquicor Technology Inc.

5.
In the first paragraph, you state that stockholders are invited to a “special meeting of the stockholders.” On page 104, you state that “in the event there are not sufficient votes at the time of the annual meeting to adopt the merger proposal.” Please reconcile these disclosures. If the proxy solicitation does pertain to your annual meeting, please revise the proxy to provide the disclosure required by Item 9 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109.

Summary of Material Terms of the Merger, page 1

6.	Please include a bullet point disclosing the source of funds you will use for the acquisition, including a brief description of the interest rates on the acquisition financing.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222

Michael McTiernan
November 18, 2006
Page Four

Response: In response to the Staff’s comment, the Company has added disclosure to page 1.

7.
Refer to Section 6.7 of the merger agreement. Please disclose that the merger is conditioned on less than 2% of the outstanding Jazz capital stock exercising dissenters’ rights, or advise us why you believe this term is not material.

We respectfully note that the requirement that less than 2% of the outstanding Jazz capital stock exercise statutory appraisal rights is a condition to Acquicor’s obligations to complete the merger and as such, Acquicor may waive the condition. In addition, Jazz stockholders holding approximately 96.2% of outstanding Jazz capital stock have executed a written consent in favor of the merger, with the remaining 3.8% shares held by others, including Dr. Li, who owns approximately 1.6% of the outstanding Jazz capital stock. The Company believes it is unlikely that a significant number of these stockholders (especially Dr. Li, who will enter into an employment agreement with the Company effective upon the merger) will exercise their statutory appraisal rights. As a result, the Company does not believe this condition to the merger is a material term warranting disclosure in the Summary of Material Terms of the Merger.

Questions and Answers about the Proposals, page 2

8.	Please include a question and answer regarding how you are funding the acquisition price, including the material terms of the acquisition financing.

Response: In response to the Staff’s comment, the Company has added disclosure to page 6.

Q: What is Being Voted On?

9.	Please briefly describe the provisions of the Fifth Article.

Response: In response to the Staff’s comment, the Company has added disclosure to page 2.

Jazz, page 10

10.	Please tell us how you selected the customers listed in this section and on pages 112 and 126. Indicate whether the customers are representative of your customer base and if so please explain why.

Response: We supplementally advise the Staff that the customers listed on pages 117 and 129 are representative of Jazz’s customer base because these customers represent 9 out of Jazz’s top 11 customers by revenue for the trailing twelve months ended September 30, 2006. 2 of the top 11 customers for this period did not grant Jazz permission to name them publicly as Jazz customers. Therefore, they were excluded from the disclosure in Amendment No. 1.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Five

The Merger Proposal, page 11

11.
You state that you expect to finance the merger through a number of sources. You also state that if other financing is unavailable that up to $80 million of financing will be provided by Jazz stockholders. Please revise to provide a further description of this financing and to note that you have a written agreement with the Jazz stockholders regarding this financing. Briefly describe the material terms of the financing.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 6,12 and 69.

Conversion Rights, page 15

12.
In the second paragraph, you note that if you are unable to complete the merger, you may be required to commence proceedings to dissolve and liquidate. On page 6, you state that if you do not “consummate the merger or an alternate business combination by September 17, 2007, subject to extension under certain circumstances to March 17, 2008, [you] will be required to commence proceedings to dissolve and liquidate.” Please revise this section to note the time frame under which you will be required to liquidate if you do not consummate a merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17.

Proxies and Proxy Solicitation Costs, page 16

13.
You state that you and your directors, officers and employees “may also solicit proxies in person, by telephone or by other electronic means.” Please confirm with us that you intend to comply with Rule 14a-6(c).

Response: In response to the Staff’s comment, the Company hereby confirms that it will comply with Rule 14a-6(c).

Interests of Acquicor Directors and Officers in the Merger, page 17

14.
You state that if you dissolve and liquidate prior to the consummation of a business combination, your three officers, Dr. Amelio, Mrs. Hancock and Mr. Wozniak, have agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various vendors and target businesses. Please revise to note if this is a written or verbal agreement.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Six

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 18, 30, 62 and 111.

Accounting Treatment, page 18

15.
We note that you will account for the merger as a purchase with Acquicor treated as the accounting acquirer. Please advise us if Acquicor is considered a shell company and if so, how you determined the merger of a shell corporation with an operating company was considered a transaction under SFAS 141. In addition, tell us and expand your disclosures accordingly to clarify what factors were considered in determining Acquicor was the accounting acquirer.

Response: In response to the Staff’s comment, the Company respectfully notes that it is not a shell corporation for purposes of a business combination under FAS 141, “Business Combinations” (“FAS 141”). Per paragraph 9 of FAS 141, “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” Footnote 3 to paragraph 9 further states that FAS 141 applies to “a business enterprise, a new entity formed to complete a business combination, or a mutual enterprise, each of which is referred to herein as and entity.” The Company was an entity formed for the purpose of consummating a business combination, with total assets of approximately $169 million to be used for such purposes, and will, upon the completion of the merger, acquire the equity interests of, and obtain control over, Jazz Semiconductor. Furthermore, Jazz's stockholders will receive no equity as merger consideration and will have no control over the combined entity after completion of the merger. Consequently, per paragraph 16 of FAS 141, the Company believes it is the acquiring entity as it will be the entity that “distributes cash or other assets or incurs liabilities is generally the acquiring entity.” In response to the Staff’s comments, we have modified the disclosure in Amendment No. 1 to clarify that Acquicor will be either directly paying the merger consideration or providing the funding for the portion of the merger consideration to be paid by Jazz (for instance, the employee retention and stay bonus payments and the payment to Conexant), and assuming Jazz’s liabilities in respect thereof.

Market Price for Acquicor Securities, page 18

16.	The references to the recent closing prices appear to be out of order. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Seven

Risk Factors, page 27

If too many of our stockholders exercise..., page 27

17.	Please revise to specify why the terms of the selling stockholder financing are unfavorable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28.

Our outstanding warrants may be exercised in the future…, page 30

18.
You state that “[e]xcluding 666,668 warrants held by the Acquicor Inside Stockholders, outstanding redeemable warrants to purchase an aggregate of 57,500,000 shares of common stock will become exercisable after the later of the completion of the merger or the consummation of another business combination, or the first anniversary of our IPO.” Please revise the risk factor to note the percentage of outstanding shares that the 57,500,000 shares represent.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31.

If the private placement prior to the IPO was not conducted in compliance with applicable law..., page 31

19.	Please revise this section to note the federal securities laws that may have been violated in issuing the unregistered securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32.

If the posting of our roadshow presentation on NetRoadshow.com and RetailRoadshow.com in connection with the IPO were held to be a violation of the Securities Act of 1933..., page 31

20.
You state that “[i]f a court were to conclude that the posting of the roadshow presentation on these web sites constitutes a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold in the IPO at the original purchase price, plus statutory interest from the date of purchase, for claims brought during the one year period following the date of the violation.” Please revise your disclosure to quantify your potential liability.

Response: The Company respectfully notes that the potential liability is not quantifiable due to the inability to accurately identify the investors that viewed the posted roadshow or to determine whether such investors continue to hold any securities purchased in the IPO. As a result, any attempted quantification would, at best, be an educated guess. However, the Company would like to note on a supplemental basis that it has determined, for purposes of FAS 5, that the probability of a rescission claim is remote and that the potential liability is not material. Due to the uncertainties involved in any such determination, however, the Company believes that the risk factor disclosure continues to be appropriate.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Eight

The international nature of Jazz’s business, page 42

21.	Please provide us with a list of the countries in which you conduct business.

Response: We supplementally advise the Staff that Jazz maintains offices in the United States, China and the United Kingdom. In addition, based on revenue billed to Jazz’s clients for the nine months ended September 29, 2006, Jazz currently conducts business in Australia, Canada, China, France, Hong Kong, Israel, Japan, Korea, Sweden, Taiwan, the United Kingdom and the United States. As disclosed in the Proxy Statement, Jazz also has manufacturing supply relationships with Advanced Semiconductor Manufacturing Corporation and Shanghai Hua Hong NEC Electronics Co., Ltd., each of which are located in China.

Jazz’s manufacturing suppliers in China..., page 43

22.
You state that Jazz relies on ASMC and HHNEC for a significant portion of its future manufacturing capacity. Please revise to quantify the portion of Jazz’s manufacturing capacity for which it relies on ASMC and HHNEC.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44.

Jazz relies on ASMC and HHNEC, manufacturing suppliers over whom it has limited control..., page 45

23.
On page 135, you state that while ASMC and HHNEC have substantially met Jazz’s requests for wafers to date “if Jazz had a sudden significant increase in demand for their services, it is unlikely that they would be able to satisfy its increased demand in the short term.” Please revise the risk factor to note this fact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Nine

General Description of the Merger, page 54

24.
You state the purchase price of the merger “is also subject to a possible decrease of up to $4.5 million and a possible increase of up to $4.5 million plus $50,000 per day for each day after March 31, 2007 until the closing, based on the working capital position of Jazz as of the closing.” Please provide an example of how a change in working capital will impact the purchase price.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 55 and 70.

25.
You state that you “may become obligated to pay additional amounts to former stockholders of Jazz if Jazz realizes proceeds in excess of $10 million from its investment in HHNEC from certain specified events occurring during the first three years following the closing.” Please revise your disclosure to describe the HHNEC investments and the specified events.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55 to add a cross-reference to the location in Amendment No. 1 (page 70) where the HHNEC investments and specified events are more fully described.

Other Factors, page 59

26.	Please provide a summary of the negative factors considered by the board of directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61.

Opinion of Needham & Company, LLC

27.	Please disclose the amount of the fee paid or to be paid to Needham & Company for its services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67.

28.	Please disclose whether Needham & Company considered the manner in which the merger will be financed, including the terms of the currently contemplated financings, in providing its fairness opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Ten

Conditions to Closing of the Merger, page 76

29.
On page 13, you state that the merger is subject to certain closing conditions including, among other things, obtaining at least $65 million of debt financing on the terms and conditions set forth in the commitment letter. In this section, you state that the merger is subject to you obtaining at least $35 million of debt financing on the terms and conditions set forth in the commitment letter. Please reconcile these disclosures. Also, please revise your disclosure to note terms and conditions set forth in the commitment letter.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 77 to add a cross-reference to the location in Amendment No. 1 (page 69) where the material terms and conditions of the commitment letter are described.

Covenants, page 73

30.	Please revise the fifth bullet point on page 73 to clarify when the referenced transaction must be completed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74.

Termination, page 78

31.	Please revise to note if either you or Jazz are subject to penalties if the merger agreement is terminated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80.

Note 1. Description of Transaction and Basis of Presentation, page 88

32.
On page 89, you list the funding for your cash payments associated with your merger. Please revise to note why you will only utilize the revolving credit line if there is minimum approval. Also, under the Minimum Approval column you state that cash payments will be funded in part by $90 million in Second Lien Debt Financing and Subordinated Debt Financing. On page 77, you note that if you have a shortfall the Jazz stockholders will finance the shortfall in an initial principal amount not to exceed $80 million. Please revise this section to note how you will fund the remaining $10 million ($90 million in Second Lien Debt Financing and Subordinated Debt Financing versus $80 million in funding from Jazz shareholder) if you need to rely on the Jazz shareholders for funding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Eleven

33.
Please revise footnotes (d) and (e) on page 89 to describe how the Second Lien Debt Financing and Subordinated Debt Financing differ from the Stockholder Mezzanine Loan and the Stockholder Term B Loan described on page 77. Also, in footnotes (d) and (e) you state that you have “not entered into any agreements, or obtained any commitments, in respect of any such financing and can make no assurances that it will be able to obtain such financing on these terms or at all.” On page 77, you state “the current stockholders of Jazz have agreed to provide debt financing to fund such shortfall in an initial principal amount not to exceed $80 million on the terms set forth in the merger agreement.” Please reconcile the two disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91.

34.
Given you do not have a commitment for the second lien debt financing and the subordinated debt financing, tell us your factual basis for including these as funding sources. Further, please provide the basis for the interest rates used for the funding sources presented.

Response: In response to the Staff’s comment, the Company notes that it is currently negotiating the terms of additional financing, to be used in lieu of any Jazz stockholder financing, and has based its assumptions, as revised in Amendment No. 1, on the current status of those negotiations. The Company expects the negotiations to be complete before the proxy statement has been finalized and intends to include appropriate disclosure, including adjustments to the pro forma financial statements, in the definitive proxy statement. If the Company is unable to obtain such additional financing, then it will revise the pro forma financial statements to reflect the Jazz stockholder financing.

35.
We note your inclusion of the overall cash payments made by both Acquicor or Jazz upon the completion of the merger. Tell us what consideration was given to provide prominent clarifying disclosure of the actual purchase price of $260 million and how this amount will be funded by Acquicor. In this regard, it is unclear why payments made by or assets held by Jazz would be considered merger consideration for these purposes.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to clarify that the Company will be paying $260 million in cash, subject to adjustment based on Jazz’s working capital and possible future contingent payments. Although the Conexant payment, stay bonuses and the Jazz transaction expenses are to be paid by Jazz, the Company has assumed those liabilities and is providing the funding for those payments. In addition, we respectfully refer the Staff to the disclosure on page 1 and elsewhere in Amendment No. 1, which describes the funding for the merger. The Company expects to finance the merger consideration, together with its transaction costs, deferred underwriting fees from the IPO and conversion payments to its stockholders, and fund its operations after the merger, through a combination of the $167 million held in the trust account and third party financing, including a $65 million senior secured revolving credit facility, and a $100 million senior debt financing, which the Company is currently negotiating. In response to the Staff’s comment, the Company has revised the disclosure in the pro forma financial statements and the notes thereto to clarify the financing of the merger consideration.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Twelve

36.
Reference is made to the second paragraph on page 53. We note that the purchase price is also subject to a possible decrease of up to $4.5 million and a possible increase of up to $4.5 million plus $50,000 per day for each day after March 31, 2007 until the closing, based on the working capital position of Jazz as of closing. In addition, following the closing, Acquicor may become obligated to pay additional amounts to former stockholders of Jazz if Jazz realizes proceeds in excess of $10 million from its investment in HHNEC from certain specified events occurring during the first three years following the closing. Within the notes to the unaudited pro forma financial statements, please disclose the terms of the contingent consideration and the potential impact on future earnings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90.

Note 2 - Pro Forma Adjustments, page 90

37.
Reference is being made to footnote (h) on page 91. Consider expanding your disclosure to include a tabular presentation of the $260 million purchase price and its preliminary allocation to the net assets acquired and liabilities assumed. Indicate that the purchase price allocation has not been finalized and the timing in which it is expected to be finalized. In addition, provide preliminary estimates of the amount of amortization expense that is anticipated from amounts to be allocated to amortizable assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92. In addition, the Company notes that to the extent the valuation has been finalized or it is in a position to provide any preliminary estimates prior to the filing of the definitive proxy statement, it will include such disclosure in the definitive proxy statement.

38.	Provide clarifying language to support why the elimination of goodwill and intangible assets as shown in note (j) represents an adjustment to additional paid in capital.

Response: In response to the Staff’s comment, the Company has modified the language in Note J of the Unaudited Pro Forma Condensed Consolidated Financial Statements to better reflect the adjustment, which is “to record the investment in Jazz equity, which is eliminated upon consummation of the transaction (see Note S)”. Since the acquisition transaction was presented in two adjusting columns, Pro Forma Adjustments and Closing Transactions, the elimination entry for the investment in Jazz equity was also divided into those two columns and therefore although the additional paid-in capital appears to be affected, it is not when the two columns are combined.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Thirteen

New Plan Benefits, page 103

39.
You state that “it is anticipated that Paul Pittman and Allen Grogan will be granted awards covering approximately 51,993 shares and 17,331 shares, respectively, of restricted stock under the Plan.” Please revise to state the reason for this anticipation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108.

Employees, page 107

40.
You state that “[w]hen management locates a suitable target business, we expect that each of them will devote additional time as is necessary.” Given that you have identified Jazz as a potential target, please revise to note if management has in fact devoted additional time to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 112.

Liquidity and Capital Resources, page 109

41.
Please disclose the impact of the merger transaction on your liquidity. Please also disclose the impact of the merger transaction on your capital resources. Refer to Item 303(a)(1) and (2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114.

Customers, Markets and Applications, page 123

42.
You state that you have terminated the Conexant wafer supply agreement. Please revise to further describe the termination of the agreement including why the agreement was terminated. Also, please revise to note the extent to which this will reduce the amount of business you conduct with Conexant in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 128 and F-46.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Fourteen

Jazz’s Formation, page 131

43.	On page F-45, you state that effective third quarter of 2006 Jazz will begin paying Conexant SiGE related royalty. Please revise this section to discuss those royalty payments.

Response: We respectfully advise the Staff that the disclosure in the Amendment No. 1 in this section already describes Jazz’s obligation under the contribution agreement that governed its formation to make royalty payments to Conexant based on a percentage of its gross revenues derived from the sale of silicon germanium, or SiGe, products to parties other than Conexant and its spun-off entities during its first 10 years of operation. As disclosed in the Proxy Statement, Jazz had withheld these SiGe royalty payments from Conexant to offset Conexant’s indemnification obligations to Jazz under the contribution agreement for intellectual property contributed by Conexant to Jazz and related to a license agreement between Jazz and a certain third party for such contributed intellectual property. A dispute arose between Conexant and Jazz regarding the extent of Conexant’s indemnity obligations and the amounts that were withheld by Jazz. Also, as disclosed in the Proxy Statement, the parties settled this dispute in September 2006. As a result, beginning in September 2006, Jazz could no longer offset the SiGe royalty payments and began paying these royalty payments to Conexant. In response to the Staff’s comment, we have moved the disclosure from page 131 to page 143 and have revised this disclosure and the disclosure on page F-48 to clarify the royalty payment obligations as a result of the settlement of this dispute.

44.
On page F-46, you state that pursuant to management agreements among Carlyle, Conexant and Jazz, Jazz has been paying Carlyle and Conexant a management fee of $300,000 a year. Please revise this section to note if Jazz will continue to pay Carlyle and Conexant the management fee after the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 137 and F-49.

Liquidity and Capital Resources, page 149

45.
In the second full paragraph, you state that Jazz expects to invest approximately $28.5 million at its Newport Beach, California fab. Please revise this section to note how Jazz will fund the planned expenditures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155.

46.
On page 33, you state that you have “obtained a commitment letter from Wachovia on September 26, 2006, with respect to a three year senior secured revolving credit facility in the amount of $65 million.” In this section, you describe a $35 million line of credit you have with Wachovia. Please revise to note if the $35 million line of credit will be replaced by the $65 million secured revolving credit facility or whether you will still have access to the $35 million line of credit.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Fifteen

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155.

Certain Relationships and Related Party Transactions, page 164

47.	Please revise to note the names of the directors and officers that have an interest in Acquicor Management LLC and to note the nature of that interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170.

Acquicor Technology, Inc.

Financial Statements and Notes

48.
We note the shares underlying the warrants were registered in your 2005 public offering and it appears you are required to maintain effectiveness through the expiration of the warrants. Please tell us how you have considered the guidance of EITF 00-19 in determining the appropriate classification of the warrants issued as part of the units registered. In this regard, your guarantee to maintain an effective 1933 Act registration statement with a current prospectus at the time of exercise of the warrant is outside of your control. Specifically, explain to us how you considered the provisions in paragraph 17 of EITF, 00-19, which requires the assumption of net cash settlement when the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares. Similarly address the purchase option issued to ThinkEquity Partners LLC. To the extent that you have in place agreements that clearly state that under no circumstances would net-cash settlement be required, file the agreements as an exhibit and make clarifying disclosures of these terms throughout your document as appropriate.

Response: In response to the Staff’s comment, the Company respectfully notes that the Company has filed a warrant clarification agreement with its quarterly report on form 10-Q for the quarter ended September 30, 2006, filed with the Commission on November 14, 2006, and a unit clarification agreement with its current report on form 8-K, filed with the Commission on November 16, 2006. Each of the referenced agreements clarifies that warrant or unit purchase option holders have no right to a net-cash settlement in the event a registration statement is not effective to cover the issuance of the securities issuance upon the conversion of such warrants or unit purchase option.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page  Sixteen

Jazz Semiconductor, Inc.

Note 10 - Relationships with Related Parties and Others, page F-42

Wafer Supply Agreements, page F-44

49.
We see that in June 2006 you and Conexant agreed to terminate your wafer supply and services agreement and in connection with the termination you agreed to issue 1,516,700 shares of your common stock to Conexant and to forgive $1.2 million owed to you by Conexant for reimbursement of property taxes previously paid by you. We also see as a result of this termination you plan to reduce your revenues by $17.5 million and reduce your cost of revenues by $1.2 million in the second quarter of 2006. Please tell us and revise the filing to clarify why the indicated presentation and valuation of the wafer supply and services agreement termination is appropriate and compliant with generally accepted accounting principles. Please specifically address in your response why reducing revenues is more appropriate than expensing the amounts involved. We may have further comments after reviewing your response and revisions.

Response: We have revised the disclosure on page 138 and F-46 in response to the Staff’s comment. We supplementally advise the Staff that the $17.5 million reduction in revenues and the $1.2 million reduction in cost of revenues for the second quarter of 2006 as a result of the termination of the wafer supply agreement between Jazz and Conexant pursuant to a wafer supply termination agreement was determined in accordance with generally accepted accounting principles. Specifically, Jazz determined that this accounting treatment was required by the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer and EITF No. 98-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, because the consideration given by Jazz (as the vendor) to Conexant (as a “direct customer” of Jazz products and a related party customer) under the wafer supply termination agreement is presumed to be a reduction of the wafer selling prices, and therefore a reduction of Jazz’s revenues from that customer.

As disclosed in Amendment No. 1, pursuant to the wafer supply agreement the Company had provided Conexant with $60 million of credits that Conexant could apply against trade amounts owed to Jazz by Conexant by using them to offset any increase in the contract price for each wafer purchased by Conexant through March 30, 2007. Conexant did not use any of these credits because the Company did not increase the contract prices of wafers sold to Conexant pursuant to the agreement. In addition, following the expiration of the agreement Conexant had the right to apply up to an aggregate of $20 million of credits to wafer purchases, limited in amount to $400 per wafer, regardless of price.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page  Seventeen

Under EITF Issue No. 01-9, “cash consideration” given by a vendor to a customer, including “credits” the customer can apply against trade amounts owed to the vendor as a sales incentive (in this case the wafer credits), is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.  In addition, under the consensus on Issue 2 of EITF 98-18, consideration in the form of equity instruments is recognized “in the same period(s) and in the same manner (that is, capitalize versus expense) as if the customer had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.” Accordingly, for purposes of this Issue, guidance with respect to cash consideration is applicable to consideration that consists of equity instruments (regardless of whether a measurement date has been reached).

Issue 1 of EITF 01-9 (and the related discussion thereto) provides the primary guidance which addresses the appropriate accounting treatment for the wafer supply termination agreement.  EITF Issue 1 states:

A vendor may give a customer a sales incentive or other consideration.  Under what circumstances is that consideration (a) an adjustment of the selling prices of the vendor’s products or services and therefore characterized as a reduction of revenue when recognized in the vendor’s income statement or (b) a cost incurred by the vendor for assets or services received from the customer and therefore characterized as a cost or expense when recognized in the vendor’s income statement?

The following is an excerpt of the discussion from EITF 01-9 paragraph 9, addressing the Issue 1 above:

The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.  That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.  The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration.  In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.  The vendor can reasonably estimate the fair value of the benefit identified under condition (a).  If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

Michael McTiernan
November 18, 2006
Page Eighteen

As this relates to the wafer supply termination agreement, the 7,583,501 shares of common stock issued to Conexant, which had a fair value of $17.5 million, and the $1.2 million (unaudited) credit for forgiveness of property tax reimbursement owed to the Company by Conexant, was the consideration received by Conexant for terminating the wafer supply agreement and the cancellation of its wafer credits. The underlying wafer supply agreement with Conexant and the granting of wafer credits does not provide Jazz with an identifiable benefit in exchange for the wafer credit price adjustment.

In addition, provisions in EITF 01-9, paragraph 10, that “free” product be classified as cost of sales are not applicable because no free product is involved in this transaction. EITF 01-9, paragraph 17 states if a vendor demonstrates that characterization of those amounts as reduction of revenue results in negative revenue for a specific customer on a cumulative basis then the amount of the cumulative shortfall may be re-characterized as expense.  Jazz cumulative revenues to Conexant are far in excess of the amount of the credit on this transaction, so the accounting requirement of this paragraph is not applicable. Accordingly, the presumption of revenue reduction under EITF 01-9 is not overcome.

The forgiveness of the $1.2 million property tax reimbursement owed to the Company by Conexant was an expense reduction to the Company because the amounts owed to the Company related to the 2003 property tax year and all costs from that period have expired and were previously expensed.

Please do not hesitate to contact me at (415) 693-2016 or Mischi aMarca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendment No. 1.

Sincerely,

Bianca M. Sierra

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Gian-Michele a Marca, Esq., Cooley Godward Kronish LLP, counsel to issuer
Chrystal N. Jensen, Esq., Cooley Godward Kronish LLP, counsel to issuer

101 California Street 5th Floor San Francisco CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com